Hypo Real Estate

HOLDING

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Division Group Corporate Office
Address Unsoeldstrasse 2
80538 Muenchen, Germany
Contact Person Hanns-Christian Paul
Telephone +49/89/20 30 07-703
Fax +49/89/20 30 07-772
E-mail Hanns-Christian.Paul
@HypoRealEstate.com

Rule 12g3-2(b) File No.
82-34748

Date 21 December 2005

Hypo Real Estate Holding AG
Rule 12g3-2(b) File No. 82-34748

Dear Madam or Sir,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of Hypo Real Estate Holding (the "Company") pursuant to the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and documents will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully
Hypo Real Estate Holding AG

Heike Theißing   Hanns-Christian Paul

Enclosures

(1) 15 December 2005	Management Board's and Supervisory Board's Declaration on Compliance with the German Corporate Governance Code in accordance with § 161 German Stock Corporation Act for 2005.
(2) 08 December 2005	Press release: Hypo Real Estate Capital Corporation closes $ 142 million loan for construction of mixed-use complex on the Boston waterfront.
(3) 06 December 2005	Press release: Hypo Real Estate Holding AG will join the DAX on December 19th 2005 – Funke: "Index membership is an incentive and obligation".

Management Board's and Supervisory Board's Declaration on Compliance with the German Corporate Governance Code in accordance with § 161 German Stock Corporation Act

In July 2005 the amended version of the German Corporate Governance Code of 2 June 2005 took effect. The new recommendations and suggestions in the Code were already complied with in the past or will be complied with in the future. Since July 2005 earlier Declarations on Compliance are available on our webpage.

Having modelled our supervisory board structure along the lines of internationally established concepts, as we have explained in last year's declaration, we comply already with the newly introduced recommendations on the qualification of the audit committee chairman and on the independence of supervisory board members.
According to the "comply or explain" principle we issue the subsequent Declaration of Compliance in accordance with section 161 of the German Stock Corporation Act (AktG):

"Apart from the exceptions listed below, Hypo Real Estate Holding AG (the "Company") has complied and will comply with the recommendations and suggestions of the Government Commission on the German Corporate Governance Code:

Code No. 2.3.3.
The Company did not follow in 2005 the suggestion that the Company representative acting as a proxy for shareholders should be contactable during the Annual General Meeting. For the Annual General Meeting 2006 we envisage to establish the opportunity of internet proxy voting before and during the Annual General Meeting.

Code No. 2.3.4.
The Company did not follow in 2005 the suggestion of live coverage of the AGM on the internet. Next year such a live coverage shall be offered to shareholders.

Code No. 3.8.
The Company does not follow the recommendation of agreeing a deductible for a D&O policy. The D&O policy primarily insures the Company itself against economic loss.

Code No. 4.2.3.
The Company for the time being does not follow the suggestion of long-term incentives containing risk elements. As a potential compensation component among others, however, they are regularly considered.

Code No. 5.4.4.
The Company does not follow the suggestion of election or re-election of members of the Supervisory Board at different dates and for different periods of office. The Company does not perceive a significant advantage in different periods of office.

Code No. 5.4.5.
The Company does not follow the recommendation of a performance-related compensation for members of the Supervisory Board. Both the independence and neutrality in advising the Management Board and the exclusive orientation of supervision on the interests of the Company are best ensured by a fixed compensation.

Munich, 15 December 2005

The Management Board The Supervisory Board

Hypo Real Estate
GROUP

Press release

Hypo Real Estate Capital Corporation closes $142 million loan for construction of mixed-use complex on the Boston waterfront

New York, Dublin, Munich, December 8th 2005: Hypo Real Estate Capital Corporation ("HRECC") – the New York-based subsidiary of Hypo Real Estate Bank International and one of the leading financial institutions in the United States commercial real estate industry – closed a $142 million, 3-year loan on November 10 to RBW, LLC, for the construction of a mixed-use development in Boston, Massachusetts.

Known as Battery Wharf, the development will consist of a 150-room Regent-flagged hotel, 104 luxury residential condominium units, 376 below-grade parking spaces, 30,000 square feet of retail space and a 300-linear-foot marina. Battery Wharf is located directly on the Boston waterfront, at the intersection of Battery and Commercial Streets. Completion is anticipated for fall 2007.

"Hypo Real Estate Capital Corporation is pleased to provide financing for this landmark development," stated Evan F. Denner, Deputy CEO of Hypo Real Estate Capital Corporation. "The City of Boston has long anticipated redevelopment along its waterfront and this development project will help serve as an impetus to the revitalization of the entire area."

Notes to editors:

About Hypo Real Estate Capital Corporation
Hypo Real Estate Capital Corporation, a subsidiary of Hypo Real Estate Bank International, is one of the leading lenders in the United States commercial real estate marketplace. Hypo Real Estate Capital provides

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 Munich

innovative financial solutions for a prestigious client base throughout the U.S. Over the last five years the firm has closed more than $22 billion in construction, fixed rate, floating rate and mezzanine loans. Headquartered in New York, Hypo Real Estate Capital is active in all markets across the U.S.

Press contact:

Hypo Real Estate Group:
Oliver Gruß
Phone: +49 (0) 89 203007 781
Fax: +49 (0) 89 203007 772
E-mail: oliver.gruss@hyporealestate.com

Hypo Real Estate
GROUP

Press release

Hypo Real Estate Holding AG will join the DAX on December 19th 2005
- Funke : "Index membership is an incentive and obligation"

Munich, December 6th 2005: Deutsche Börse AG has announced yesterday that Hypo Real Estate Holding AG, Munich, will be included in the DAX 30 index.

Georg Funke, Chairman of the Management Board of Hypo Real Estate Holding AG: "Membership of an index, either the DAX or another index, has never been the driving force behind our actions. Nevertheless I am pleased about the inclusion in the DAX. The employees have achieved a lot in the approx. two-and-a-half years since our formation: Restructuring and establishment of a successful business model in Germany, successful expansion of our international activities and the establishment of an effective, forward-looking group structure. For us, index membership is an incentive and obligation to consistently continue the course which we have already set. The Hypo Real Estate Group is making good progress towards becoming the leading international specialist real estate financier."

Note for editors:

Hypo Real Estate Group
The **Hypo Real Estate Group** (HREG) is one of the largest European providers of commercial real estate financing. The group consists of the non-operational listed holding company, namely **Hypo Real Estate Holding AG** based in Munich, and operational entities which focus on three distinct areas of activities. The centre of competence for the German market is **Hypo Real Estate Bank AG** based in Munich. The Hypo Real Estate Group uses the advantages of the new Pfandbrief law, and will combine international real estate financing business in Württembergische Hypothekenbank (Stuttgart), which will trade as **Hypo Real Estate Bank International AG** starting in 2006. **Hypo Public Finance Bank puc** (Dublin) will combine public finance business with responsibilities for government lending, infrastructure financing, local authority project financing and forfeiting as well as for Capital Markets activities.

Hypo Real Estate Group
Corporate Communications
Unsöldstr. 2
80538 München

The Hypo Real Estate Group was spun off from the HVB Group in the autumn of 2003. On 6 October 2003, the shares of Hypo Real Estate Holding AG were initially listed on the stock exchanges in Frankfurt and Vienna, and they have been listed in the M-DAX since March 2004.

Press contact:

Hypo Real Estate Group
Oliver Gruß
Telephone: +49 (0)89 203007 781
Telefax: +49 (0)89 203007 772
Email:oliver.gruss@hyporealestate.com